

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2021

Sean Carrick
Chief Executive Officer
Nascent Biotech Inc.
25350 Magic Mountain Parkway Suite 250
Santa Clarita, CA 91355

> **Re: Nascent Biotech Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed December 31, 2020**
> **File No. 333-251525**

Dear Mr. Carrick:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 1 to Form S-1

General

1. The fee table and the revised legal opinion indicate that a total of 30,000,000 shares are being registered for sale on the registration statement while the cover page of the prospectus and selling security holders table on page 16 indicate that 33,700,000 shares are being offered for sale pursuant to the prospectus. Please revise so that the correct amount of shares is reflected throughout. Please also revise the legal opinion to reflect the correct filing date for the registration statement.

Please contact Chris Edwards at 202-551-6761 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Claudia J. McDowell, Esq.